SHC ADVANCE SERVICES INC.
5/F Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong, PRC

January 26, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SHC ADVANCE SERVICES INC. Request for Withdrawal of Registration Statement on Form 10-12G Filed December 1, 2010 File No. 000-54209

Dear Ladies and Gentlemen:

SHC Advance Services Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-54209) (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2010 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 10 to avoid the automatic effectiveness of the Form 10 sixty days after its initial filing before the Company has had an opportunity to fully respond to the comments of the Commission staff. The Company intends to re-file the Form 10 once the Company has fully responded to the comments of the Commission staff.

If you have any questions regarding this request for withdrawal, please contact Barry I. Grossman of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Thank you for your attention.

Very truly yours,

SHC ADVANCE SERVICES INC.

By:	/s/ Victor Chang
Name:	Victor Chang
Title:	President